SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No   ☒

01
Earnings Release	31 December 2009

Lisbon, Portugal, 4 March 2010

In 2009, consolidated operating revenues amounted to Euro 6,785 million, up by 0.9% y.o.y, while EBITDA reached Euro 2,502 million, up also by 0.9% y.o.y. EBITDA margin stood at 36.9% in 2009. Adjusting for the effects of the consolidation of Telemig, lower mobile termination rates (MTRs) and using constant exchange rate, consolidated operating revenues and EBITDA would have grown by 2.3% and 2.0% y.o.y respectively. Income from operations reached Euro 975 million. In 2009, the contribution of fully and proportionally consolidated international assets to operating revenues and EBITDA stood at 51.5%, up by 1.8pp y.o.y, and at 44.0%, up by 5.0pp y.o.y, respectively. Net income amounted to Euro 684 million and basic earnings per share reached Euro 0.78. Capex increased by 2.1% to Euro 1,268 million, as a result of the investment in the rollout of the fibre network and TV service in Portugal and the investments in 3G and 3.5G in Brazil. In 2009, EBITDA minus Capex has remained broadly flat at Euro 1,234 million, despite the investments in the roll out of fibre to the home in Portugal and 3G in Brazil. Free cash flow amounted to Euro 869 million in 2009, up from Euro 217 million in 2008. In line with its stated dividend policy, PT will propose, in the upcoming Annual General Meeting (AGM), a dividend of Euro 0.575 per share.

As at 31 December 2009, net debt amounted to Euro 5,528 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,079 million. Liquidity, in domestic operations, including cash, undrawn underwritten commercial paper and standby facilities stood at Euro 2,864 million.

Table 1 _ Consolidated financial highlights			Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Operating revenues	1,811.3	1,697.4	6.7%		6,784.7	6,720.9	0.9%
Operating costs, excluding PRBs and D&A	1,163.3	1,083.5	7.4%		4,282.4	4,240.6	1.0%
EBITDA (1)	648.0	613.8	5.6%		2,502.3	2,480.3	0.9%
Income from operations (2)	205.7	277.2	(25.8)%		974.7	1,167.2	(16.5)%
Net income	312.0	142.6	118.8%		683.9	576.1	18.7%
Capex (3)	455.5	551.5	(17.4)%		1,268.3	1,242.3	2.1%
Capex as % of revenues (%)	25.1	32.5	(7.3	)pp	18.7	18.5	0.2	pp
EBITDA minus Capex	192.6	62.3	208.9%		1,234.0	1,238.0	(0.3)%
Free cash flow	606.6	251.9	140.8%		869.5	216.5	n.m.
Net debt	5,528.0	5,571.3	(0.8)%		5,528.0	5,571.3	(0.8)%
After-tax unfunded PRB obligations	1,078.5	1,330.2	(18.9)%		1,078.5	1,330.2	(18.9)%
EBITDA margin (%) (4)	35.8	36.2	(0.4	)pp	36.9	36.9	(0.0	)pp
Net debt / EBITDA (x)	2.1	2.3	(0.1	)x	2.2	2.2	(0.0	)x
EBITDA / net interest (x)	7.8	7.6	0.2	x	8.3	9.1	(0.8	)x
Basic earnings per share	0.36	0.17	109.4%		0.78	0.64	22.9%
Diluted earnings per share (5)	0.34	0.17	104.4%		0.76	0.62	21.8%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09) and the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 2009, consolidated operating revenues increased by 0.9% y.o.y to Euro 6,785 million, as a result of revenue growth in wireline and Vivo, which more than offset the decline in revenues of TMN due to the negative impact of the 41% decline in MTRs from 30 June 2008 to 31 December 2009, and the negative impact of the Real devaluation. Adjusting for the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated operating revenues would have increased by 2.3% y.o.y.

Table 2 _ Consolidated income statement (1)			Euro million

	4Q09	4Q08	y.o.y	2009	2008	y.o.y
Operating revenues	1,811.3	1,697.4	6.7%	6,784.7	6,720.9	0.9%
Wireline (2)	501.4	495.1	1.3%	1,947.8	1,931.4	0.8%
Domestic mobile • TMN (2)	382.8	411.6	(7.0)%	1,517.8	1,593.6	(4.8)%
Brazilian mobile • Vivo (1)	875.8	749.0	16.9%	3,138.1	3,034.3	3.4%
Other and eliminations	51.3	41.7	23.0%	181.0	161.6	12.0%
Operating costs, excluding PRBs and D&A	1,163.3	1,083.5	7.4%	4,282.4	4,240.6	1.0%
Wages and salaries	185.5	153.1	21.2%	693.2	616.6	12.4%
Direct costs	308.6	279.9	10.2%	1,135.1	1,086.9	4.4%
Commercial costs	305.3	338.1	(9.7)%	1,113.5	1,232.9	(9.7)%
Other operating costs	363.9	312.4	16.5%	1,340.6	1,304.2	2.8%
EBITDA (3)	648.0	613.8	5.6%	2,502.3	2,480.3	0.9%
Post retirement benefits	22.4	12.0	86.2%	89.6	44.8	100.3%
Depreciation and amortisation	420.0	324.6	29.4%	1,437.9	1,268.3	13.4%
Income from operations (4)	205.7	277.2	(25.8)%	974.7	1,167.2	(16.5)%
Other expenses (income)	31.3	8.3	278.5%	64.0	110.5	(42.0)%
Curtailment costs, net	10.7	7.0	52.3%	14.8	100.0	(85.2)%
Net losses (gains) on disposal of fixed assets	(0.6)	(7.0)	(91.9)%	(0.4)	(19.5)	(97.9)%
Net other costs (gains)	21.1	8.2	156.2%	49.7	30.0	65.6%
Income before financ. & inc. taxes	174.4	269.0	(35.2)%	910.7	1,056.7	(13.8)%
Financial expenses (income)	(218.6)	48.1	n.m.	(109.1)	129.5	n.m.
Net interest expenses	82.8	80.8	2.5%	302.3	272.4	11.0%
Equity in earnings of affiliates, net	(297.7)	(52.3)	n.m.	(456.0)	(171.0)	166.7%
Net other financial losses (gains)	(3.7)	19.6	n.m.	44.7	28.1	59.1%
Income before income taxes	393.0	220.9	78.0%	1,019.7	927.2	10.0%
Provision for income taxes	(51.1)	(29.9)	71.0%	(233.2)	(231.4)	0.8%
Income from continued operations	342.0	191.0	79.0%	786.5	695.8	13.0%
Losses (income) attributable to minority interests	(30.0)	(48.4)	(38.1)%	(102.6)	(119.7)	(14.3)%
Consolidated net income	312.0	142.6	118.8%	683.9	576.1	18.7%

(1) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 62.1 million in 2009 and Euro 4.8 million in 4Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 2009, revenues from domestic operations decreased by 1.9% y.o.y. The financial performance of the domestic operations was negatively impacted by lower equipment sales, which declined by Euro 26 million in 2009, and lower MTRs. Excluding the adverse impact of MTRs, revenues from domestic operations would have remained broadly flat despite lower equipment sales.

In 2009, wireline operating revenues increased by 0.8% y.o.y, from Euro 1,931 million to Euro 1,948 million, underpinned by the inflection of retail revenues, which posted a 1.8% y.o.y increase, from Euro 953 million to Euro 971 million. The growth in retail revenues was achieved on the back of the continued strong performance of the Meo triple-play offer (voice, data and video), which in turn mitigated significantly fixed line net disconnections, which stood at 96 thousand in 2009 compared to 173 thousand in 2008 and 313 thousand in 2007. Moreover, net disconnections of traffic generating lines stood at 56 thousand in 2009, compared to 110 thousand in 2008, an improvement in performance of almost 50% y.o.y.

Retail net additions reached 325 thousand in 2009, driven by the success of PT’s Meo triple-play offer, decelerating fixed line disconnections and gain in broadband market share. ADSL retail customers increased by 21.5% y.o.y in 2009, reaching 862 thousand customers. Broadband retail net additions reached 152 thousand in 2009 compared to 73 thousand in 2008, reflecting a clear and steady improvement over the last five quarters. PT’s Meo offer continues to see strong demand in the market. Pay-TV net additions reached 269 thousand in 2009 and total pay-TV customers stood at 581 thousand, equivalent to 67.4% penetration of the ADSL retail customer base. Retail RGU per access increased by 12.2% y.o.y in 2009 from 1.36 to 1.53.

In 2009, TMN’s operating revenues decreased by 4.8% y.o.y to Euro 1,518 million, mainly due to the negative impact of lower MTRs (Euro 62 million) and lower equipment sales (Euro 15 million), which more than offset growth in customer revenues (+0.5% y.o.y in 2009) underpinned by growth in post paid customers and data revenues. Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and wireless data cards. Excluding the impact of lower MTRs, TMN’s operating revenues would have decreased by 0.9% y.o.y in 2009, as a result of declining equipment sales, whilst service revenues would have remained flat.

Vivo’s operating revenues increased by 3.4% y.o.y in Euros and 7.0% y.o.y in Reais, on the back of continued customer growth (15.1% increase y.o.y in the customer base). Excluding the impact of the consolidation of Telemig and using constant exchange rate, Vivo’s operating revenues would have increased by 4.4% y.o.y, driven by growth in service revenues (7.2% y.o.y).

Table 3 _ Revenues by region			Euro million

	4Q09	4Q08	y.o.y	2009	2008	y.o.y
Domestic operations (1)	846.7	876.3	(3.4)%	3,320.9	3,386.6	(1.9)%
Brazil (2)	905.3	766.9	18.0%	3,240.1	3,111.5	4.1%
Other and eliminations (3)	59.3	54.1	9.5%	223.7	222.8	0.4%
Total operating revenues	1,811.3	1,697.4	6.7%	6,784.7	6,720.9	0.9%

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. Includes primarily Vivo and Dedic, PT’s contact centre business. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Other revenues, including intra-group eliminations, increased by 12.0% y.o.y in 2009, mainly due to the improved revenue performance of Dedic, PT’s contact centre business in Brazil, MTC, in Namibia, and Timor Telecom, which more than offset the loss of fees resulting from the termination of Vivo’s management contract in August 2008 and the revenue contraction at CVT in Cape Verde, primarily due to adverse regulatory and economic conditions.

In 2009, the contribution from fully and proportionally consolidated international assets to operating revenues stood at 51.5% and Brazil accounted for 47.8% of consolidated operating revenues, an increase of 1.5pp y.o.y, despite the depreciation of the Real against the Euro in the period.

EBITDA increased by 0.9% y.o.y in 2009 to Euro 2,502 million, equivalent to a margin of 36.9%. Excluding the impact of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated EBITDA would have increased by 2.0% y.o.y. EBITDA performance in the period was supported by growth at Vivo and other international assets, which was partially offset by the decrease in the domestic businesses, as a result of lower MTRs, investments in the roll-out of triple-play offers and the termination of Vivo’s management contract.

Table 4 _ EBITDA by business segment (1)(2)			Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Wireline	195.2	210.3	(7.2)%		799.6	887.1	(9.9)%
Domestic mobile • TMN	166.7	164.3	1.5%		674.1	681.9	(1.1)%
Brazilian mobile • Vivo (1)	268.6	229.9	16.9%		947.2	832.5	13.8%
Other and eliminations	17.5	9.4	85.9%		81.3	78.8	3.2%
EBITDA (2)	648.0	613.8	5.6%		2,502.3	2,480.3	0.9%
EBITDA margin (%)	35.8	36.2	(0.4	)pp	36.9	36.9	(0.0	)pp
Domestic operations (3)	360.5	373.6	(3.5)%		1,467.5	1,563.1	(6.1)%
Brazil (1)(4)	269.8	230.3	17.2%		958.4	844.0	13.6%
Other (5)	17.8	9.9	79.5%		76.4	73.2	4.4%

(1) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Wireline EBITDA amounted to Euro 800 million in 2009, equivalent to a 41.1% margin. EBITDA margin continued to be impacted primarily by higher programming, customer care and support service costs in connection with the roll-out of the triple play offers. EBITDA decline has been improving during the course of the year. In 2009, wages and salaries in the wireline segment increased by 2.9% y.o.y as a result of: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus efforts in the insourcing of certain core functions. As a result of the halting of the redundancy programme, the projected benefit obligations related to salaries payable to pre-retired and suspended employees fell by Euro 116 million, and the corresponding cash outflow was as a result also Euro 12 million lower in the period.

In 2009, TMN’s EBITDA decreased by 1.1% y.o.y to Euro 674 million as a result of the decrease in MTRs. Excluding the negative impact of Euro 30 million due to lower MTRs, TMN’s EBITDA would have increased by 3.2% y.o.y in 2009. EBITDA margin reached 44.4%, an increase of 1.6pp compared to 2008 as a result of continued growth in post paid customers, data revenues and cost reductions.

In 2009, Vivo’s EBITDA increased by 13.8% y.o.y, underpinned by customer growth. Excluding the consolidation of Telemig and using constant exchange rate, Vivo’s EBITDA would have increased by 15.3% y.o.y. Vivo’s EBITDA margin reached 30.2% in 2009, an improvement of 2.7pp compared to 2008.

Other EBITDA increased by 3.2% y.o.y to Euro 81 million in 2009, mainly as a result of the improved performance of Dedic, PT’s contact centre business in Brazil, MTC, in Namibia, and Timor Telecom, notwithstanding the loss of fees due to the termination of Vivo’s management contract as from August 2008 and weaker performance of CVT due to adverse economic and regulatory conditions.

Fully and proportionally consolidated international assets contributed to 44.0% of PT’s consolidated EBITDA in 2009. Brazilian businesses accounted for 38.3% of EBITDA in 2009. Fully consolidated African businesses accounted for 4.6% of EBITDA in 2009.

Post retirement benefit costs amounted to Euro 90 million in 2009, compared to Euro 45 million in 2008, as a result of lower return on assets in 2008 compared to the actuarial assumption of 6% (Euro 40 million), following the decline in the value of assets under management in 2008.

Depreciation and amortisation costs increased by 13.4% y.o.y to Euro 1,438 million, reflecting higher contributions from: (1) Vivo, which accounted for approximately 60% of the increase in D&A, as a result the consolidation of Telemig, the amortisation of 3G licenses and higher depreciation rates for the CDMA network following the GSM network rollout, and (2) wireline in Portugal, as a result of the investments in the rollout of pay-TV service and the revaluation of ducts and certain real estate assets undertaken during 2008.

Curtailment costs decreased to Euro 15 million in 2009 from Euro 100 million in 2008, due to the halting of the redundancy programme.

Net gains on disposal of fixed assets amounted to Euro 0.4 million in 2009 compared to Euro 19 million in 2008. Gains recorded in 2008 were mainly related to real estate disposals.

Net interest expenses rose by Euro 30 million to Euro 302 million in 2009 as a result of the increase in PT’s average net debt in the period due to the post completion of the share buyback programme in 2008 and the acquisitions of Telemig and 3G licences in Brazil. In 2009, consolidated average cost of debt has remained flat at 5.0% compared to 2008. Excluding Brazil, the average cost of debt stood at 4.3%.

Equity in earnings of affiliates includes PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL and amounted to Euro 456 million in 2009 compared to Euro 171 million in 2008. In 2009, this caption includes the capital gain related to the disposal of the stake in Médi Télécom (Euro 267 million) while in 2008 includes gains related to the disposal of PT’s interest in Banco Best (Euro 9 million).

Net other financial losses, which include foreign currency gains, net gains on financial assets and other financial expenses, amounted to Euro 45 million in 2009, compared to Euro 28 million in 2008. Net foreign currency gains amounted to Euro 20 million in 2009, as a result of positive foreign currency adjustments related to investments in Brazil, which compared to net losses of Euro 9 million in 2008. Net gains on financial assets amounted to Euro 8 million in 2009 compared to Euro 19 million in 2008, and were related to the change in the fair value of free-standing cross-currency derivative instruments. The change in the fair value is explained by the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled. In 2008, net gains on financial assets included primarily: (1) the change in fair value of free-standing cross currency derivatives, which resulted in a gain of Euro 10 million due to the appreciation of the US Dollar against the Euro and the Real, and (2) the gain obtained from the disposal of a 3% stake in Africatel in 3Q08 amounting to Euro 9 million. Other financial expenses, which include banking services, financial discounts and other financing costs, increased to Euro 73 million in 2009, compared to Euro 39 million in 2008. The increase in this caption in 2009 is largely explained by early repayment of certain loans in connection with the acquisition of 3G licenses in Brazil.

Provision for income taxes increased from Euro 231 million in 2008 to Euro 233 million in 2009, corresponding to an effective tax rate of 25.0% in 2008 and 22.9% in 2009.

Income attributable to minority interests decreased to Euro 103 million in 2009 from Euro 120 million in 2008. The reduction in this caption is primarily explained by the decrease in minority interests from Vivo, which amounted to Euro 43 million in 2009 compared to Euro 52 million in 2008, and Africatel which amounted to Euro 52 million in 2009 compared to Euro 62 million in 2008.

Net income increased by 18.7% y.o.y in 2009 to Euro 684 million, compared to Euro 576 million in 2008, with the capital gain related to the disposal of Médi Télécom being partially offset by higher costs related to post retirement benefits, depreciation and amortisation and net interest. In 2008, net income also included Euro 37 million of extraordinary gains.

Earnings per Share

In 2009, basic earnings per share increased by 22.9% y.o.y to Euro 78 cents from Euro 64 cents in 2008. The average number of shares outstanding decreased by 3.4% y.o.y to 876 million in 2009, whilst the diluted average number of shares outstanding over the same period declined by 3.2% y.o.y to 941 million.

Table 5 _ Earnings per share		Million (shares outstanding); Euro (per share data)

	4Q09	4Q08	y.o.y	2009	2008	y.o.y
Average number of shares oustanding
Basic (1)	875.9	875.9	0.0%	875.9	907.1	(3.4)%
Diluted (2)	940.5	940.5	(0.0)%	940.5	971.8	(3.2)%
Earnings per share
Basic	0.36	0.17	109.4%	0.78	0.64	22.9%
Diluted (2)(3)	0.34	0.17	104.4%	0.76	0.62	21.8%

(1) Adjusted for the 20.6 million own shares held through equity swaps. (2) Diluted shares are calculated assuming the full exercise of convertible bonds. (3) Diluted earnings are computed adjusting for the costs of convertible bonds.

Dividends

In line with its dividend policy, announced on 14 May 2009, PT will propose a dividend of Euro 0.575 per share related to fiscal year 2009. The dividend proposal will be submitted for approval at the AGM to be held on 16 April 2010.

The Board of Directors also approved, on 14 May 2009, the intention to submit to the corresponding AGMs the same level of dividends per share (Euro 0.575) for the fiscal years of 2010 and 2011, subject to market conditions, PT’s financial condition and other factors considered relevant by the Board at the time.

PT is commited to deliver compelling returns to its shareholders, whilst retaining the financial flexibility to continue investing in its core markets, new products and services, and maintaining its long term competitive position.

Capex

Capex increased by 2.1% y.o.y (Euro 26 million) in 2009 to Euro 1,268 million, equivalent to 18.7% of revenues, as a result of increase in wireline capex, which more than offset capex reductions at TMN and Vivo.

Table 6 _ Capex by business segment (1)			Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Wireline	207.4	175.7	18.1%		565.4	402.8	40.4%
Domestic mobile • TMN (2)	73.9	117.3	(37.0)%		180.1	244.6	(26.4)%
Brazilian mobile • Vivo (1) (3)	128.2	216.2	(40.7)%		420.9	510.3	(17.5)%
Other	45.9	42.3	8.4%		101.9	84.6	20.5%
Total capex	455.5	551.5	(17.4)%		1,268.3	1,242.3	2.1%
Capex as % of revenues (%)	25.1	32.5	(7.3	)pp	18.7	18.5	0.2	pp

(1) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09). (3) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

Wireline capex increased from Euro 403 million in 2008 to Euro 565 million in 2009, primarily as a result of the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services namely in relation to growth in customers. At the end of 2009, PT had 965 thousand homes under construction or available with fibre to the home.

TMN’s capex decreased by 26.4% y.o.y to Euro 180 million in 2009. The decrease in TMN’s capex is explained by the investments in the deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable and stable network performance in Portugal.

Capex at Vivo decreased by 17.5% y.o.y to Euro 421 million in 2009. Excluding the consolidation of Telemig (Euro 8 million) and the depreciation of the Real against the Euro (Euro 14 million), capex at Vivo would have decreased by 16.2% y.o.y. Capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth in voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil.

In 2009, other capex increased to Euro 102 million, compared to Euro 85 million in 2008, mainly a result of higher investments in Africa, namely CVT and MTC, and in Timor Telecom due to substantial customer growth.

Cash Flow

Operating cash flow amounted to Euro 1,162 million in 2009, compared to Euro 1,374 million in 2008, as a result of an increase in working capital investment (Euro 190 million) due to: (1) one-off cash receipts from Zon in 2008; (2) settlement with the Portuguese State in connection with discounts on services rendered to retirees in 2008; (3) higher management fees received from Vivo in 2008, and (4) higher level of capex in 4Q08 compared to 4Q09, at Vivo and TMN, thus leading to increased payments to fixed asset suppliers primarily in 1Q09.

Table 7 _ Free cash flow			Euro million

	4Q09	4Q08	y.o.y	2009	2008	y.o.y
EBITDA minus Capex	192.6	62.3	208.9%	1,234.0	1,238.0	(0.3)%
Non-cash items	30.5	30.3	0.8%	101.8	118.8	(14.3)%
Change in working capital	129.7	249.9	(48.1)%	(173.4)	17.0	n.m.
Operating cash flow	352.9	342.6	3.0%	1,162.4	1,373.7	(15.4)%
Acquisition of Telemig	0.0	0.0	n.m.	0.0	(517.0)	n.m.
Disposal of stake in Médi Télécom	380.0	0.0	n.m.	400.0	0.0	n.m.
Interests	(45.7)	(42.8)	6.6%	(355.1)	(299.9)	18.4%
Contributions related to PRBs	(60.1)	(6.0)	n.m.	(75.2)	(8.9)	n.m.
Payments to pre-retired, suspended employees and other	(48.5)	(51.6)	(6.1)%	(175.9)	(187.9)	(6.4)%
Income taxes	(63.6)	(58.6)	8.6%	(162.9)	(246.0)	(33.8)%
Dividends received	102.7	61.0	68.3%	121.1	80.1	51.2%
Other cash movements (1)	(11.2)	7.3	n.m.	(44.8)	22.3	n.m.
Free cash flow	606.6	251.9	140.8%	869.5	216.5	n.m.

(1) In 2008, this caption included Euro 13 million related to the disposal of a 3% stake in Africatel, Euro 16 million related to the disposal of the investment in Banco Best and Euro 23 million of cash proceeds from real estate asset disposals.

Free cash flow amounted to Euro 869 million in 2009, which compares to Euro 217 million in 2008. This improved performance is primarily explained by: (1) the investment in the acquisition of Telemig undertaken in 2008; (2) the disposal of the stake in Médi Télécom in 2009; (3) the decrease in income taxes paid (Euro 83 million), which resulted from payments on account made during 2008 higher than the tax payable and lower taxable income in 2009; (4) the increase in dividends received from associates (Euro 41 million), and (5) the decrease in the payment of salaries to pre-retired and suspended employees (Euro 12 million), which resulted from the halting of the redundancy programme. These effects more than offset: (1) the Euro 211 million reduction in operating cash flow mainly due to the investment in working capital due to payments to fixed assets suppliers; (2) the Euro 66 million increase related to a required extraordinary cash contribution to the pension funds due to its underperformance in 2008; (3) the increase in interest paid amounting to Euro 55 million, due to higher average net debt, an increase in the average cost of debt in Brazil and a debt restructuring in connection with the acquisition of 3G licenses in Brazil which consisted of the early repayment of certain loans, and (4) the disposals in 2008 of real state assets (Euro 23 million), the investment in Banco Best (Euro 16 million) and a 3% stake in Africatel (Euro 13 million).

Consolidated Net Debt

Consolidated net debt amounted to Euro 5,528 million as at 31 December 2009, compared to Euro 5,571 million as at 31 December 2008, a decrease of Euro 43 million mainly due to the free cash flow generated in the period amounting to Euro 869 million, which more than offset the dividends paid by PT (Euro 504 million) and the negative impact of translation of the debt denominated in Brazilian Real against the Euro (Euro 190 million).

As at 31 December 2009, total consolidated gross debt amounted to Euro 7,046 million, of which 93.0% was medium/long-term and 79.8% was set at fixed rates. As at 31 December 2009, 85.7% of total debt was denominated in Euros and 14.3% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais. In April 2009, PT repaid Euro 880 million of an existing bond. During 2009, PT issued Euro 2,450 million, which includes: (1) a tap of the 2012 Eurobond amounting to Euro 300 million; (2) a 4-year bond amounting to Euro 1 billion; (3) a 10 year bond amounting to Euro 750 million, and (4) new bilateral lines and private placements amounting to Euro 400 million.

Table 8 _ Change in net debt	Euro million

	4Q09	4Q08	2009	2008
Net debt (initial balance)	6,084.9	5,923.4	5,571.3	4,381.8
Less: free cash flow	606.6	251.9	869.5	216.5
Dividends paid by PT	0.0	0.0	503.6	533.2
Acquisition of own shares (1)	0.0	(5.6)	0.0	904.6
Impact of Telemig consolidation	0.0	0.0	0.0	(128.9)
Commitments related to fixed assets (2)	0.0	0.0	11.5	227.2
Other (3)	29.6	46.2	121.0	68.0
Net debt (final balance ex. translations effect)	5,507.8	5,712.1	5,337.9	5,769.5
Translation effect on foreign currency debt	20.2	(140.8)	190.1	(198.2)
Net debt (final balance)	5,528.0	5,571.3	5,528.0	5,571.3
Change in net debt	(556.8)	(352.2)	(43.2)	1,189.4
Change in net debt (%)	(9.2)%	(5.9)%	(0.8)%	27.1%

(1) In 2008, PT contracted equity swaps over 114.7 million own shares under the share buyback programme concluded in December 2008. (2) This caption includes: (i) the Euro 227 million impact of the acquisition of Vivo’s 3G licenses in 2Q08, and (ii) the commitments under the terms of TMN’s UMTS licenses, amounting to Euro 12 million, in 1Q09. (3) This caption includes mainly: (i) Euro 85 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 41 million in 2008); (ii) Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações, and (iii) the settlement of an Euro-Dollar derivative, on 7 April 2009, which resulted in a payment of Euro 38 million and, as such, PT no longer holds any free standing foreign exchange derivatives on its domestic businesses.

The amount of cash available in the domestic operations plus the undrawn amount of committed commercial paper lines and standby facilities totalled Euro 2,864 million at the end of December 2009, of which Euro 1,840 million was undrawn committed commercial paper and standby facilities. In the domestic operations, the amount of cash available plus the undrawn amount of committed commercial paper lines and standby facilities covers 9.0 times the maturities scheduled for 2010. On a consolidated basis the maturities scheduled for 2010 are covered 6.8 times.

PT’s average cost of debt was 5.0% in 2009, with a maturity of 6.6 years as at 31 December 2009. Excluding Brazil, PT’s average cost of debt was 4.3% in 2009, with a maturity of 6.7 years as at 31 December 2009. In 2009, the net debt to EBITDA ratio was 2.2x and EBITDA cover stood at 8.3x.

Post Retirement Benefits Obligations

As at 31 December 2009, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,045 million and the market value of assets under management amounted to Euro 2,370 million. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 791 million and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,467 million, including an overfunded position of Euro 79 million in the healthcare plan. After-tax unfunded obligations amounted to Euro 1,079 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

The PBO was computed based on actuarial assumptions consistent with the demographic and financial information of our plans and in line with IAS 19 requirements. Following the changes in financial markets and economic trends that occurred in 2009, the discount rate was adjusted from 5.75% at the end of 2008 to 5.50% at the end of 2009, in line with the decrease in corporate bond spreads. The inflation assumption was adjusted from 1.75% to 2.00%. Based on the demographic information of beneficiaries as of 31 December

2009, demographic assumptions on healthcare plan were also adjusted. The net impact of the aforementioned changes to the actuarial assumptions was a gain of Euro 2 million.

Table 9 _ Post retirement benefits obligations	Euro million

	31 December 2009	31 December 2008
Pensions obligations	2,710.2	2,607.5
Healthcare obligations	335.3	426.3
P B O of pension and healthcare obligations	3,045.5	3,033.8
Market value of funds (1)	(2,369.5)	(2,131.6)
Unfunded pensions and healthcare obligations (2)	675.9	902.1
Salaries to suspended and pre-retired employees	791.4	907.7
Total gross unfunded obligation	1,467.4	1,809.9
After-tax unfunded obligations	1,078.5	1,330.2
Unrecognised prior years service gains	23.4	25.4
Accrued post retirement benefits	1,490.8	1,835.3

(1) The change in the market value of funds resulted from the positive performance of assets under management amounting to Euro 310.3 million (equivalent to 15% in 2009) and the contributions made by beneficiaries and PT totalling Euro 120.1 million, which were partially offset by the payments of pensions and supplements of Euro 166.2 million and healthcare benefits of Euro 26.2 million. (2) As at 31 December 2009, unfunded pensions and healthcare obligations are net of an asset of Euro 84 million mainly related with the overfund of the healthcare plan.

Total gross unfunded obligations decreased by Euro 342 million to Euro 1,467 million as at 31 December 2009 as a result of lower liabilities related to salaries payable to suspended and pre-retired employees, mainly due to the halting of the redundancy programme and lower liabilities in the form of pension and healthcare benefits following the positive performance of assets under management (15% returns in 2009), which more than offset the time value effect on the unfunded balance.

Table 10 _ Change in gross unfunded obligations	Euro million

	31 December 2009	31 December 2008
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	91.6	46.7
Prior years service gains related to unvested rights	0.0	(2.1)
Curtailment cost	14.9	100.5
Contributions to pension funds (1)	(108.3)	(46.2)
Payments to pre-retired, suspended employees and other	(175.9)	(187.9)
Net actuarial (gains) losses (2)	(164.8)	594.8
Gross unfunded obligations (final balance)	1,467.4	1,809.9
After-tax unfunded obligations	1,078.5	1,330.2

(1) In 2009, this caption includes: (i) termination payments amounting to Euro 2.7 million; (ii) net reimbursement of healthcare expenses made by PT amounting to Euro 3.2 million, and (iii) contributions to the pension funds of Euro 108.8 million, of which Euro 33 million were made through the transfer of real estate properties. (2) In 2009, this caption relates primarily to the difference between the actual return on assets (Euro 310.3 million, or 15% in 2009) and the expected return on assets (6% on an annual basis).

Table 11 _ Post retirement benefits costs	Euro million

	2009	2008
Service cost	6.8	10.0
Interest cost	216.4	208.7
Expected return on assets (1)	(131.6)	(172.0)
Sub-total	91.6	46.7
Amortisation of prior year service gains	(2.0)	(2.0)
Post retirement benefits costs	89.6	44.8

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred in 2008.

Equity

Equity excluding minority interests amounted to Euro 1,318 million as at 31 December 2009. The increase of Euro 1,085 million in 2009 is explained by: (1) the net income generated in the period of Euro 684 million; (2) actuarial gains, net of taxes, related to post retirement benefits amounting to Euro 121 million, and (3) positive currency translation adjustments amounting to Euro 673 million, mainly related to the appreciation of the Real against the Euro. These effects more than offset the payment of Euro 504 million in dividends in April 2009 by PT to its shareholders.

Table 12 _ Change in shareholders’ equity (excluding minority interests)	Euro million

2009
Equity before minority interests (initial balance)	232.0
Net income	683.9
Currency translation adjustments	673.0
Dividends (1)	(503.6)
Net actuarial gains (losses), net of taxes	121.1
Other (2)	111.1
Equity before minority interests (final balance)	1,317.5
Change in equity before minority interests	1,085.5
Change in equity before minority interests (%)	467.8%

(1) Dividends paid on 24 April 2009. (2) Includes Euro 104 million related to a equity gain obtained in relation to the exchange of Vivo shares for Telemig shares as part of the corporate restructuring undertaken by Vivo in 3Q09.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves increased by Euro 77 million to Euro 845 million as at 31 December 2009, as the dividends paid to shareholders (Euro 504 million) were more than offset by the Euro 530 million net income generated in 2009, under Portuguese GAAP.

Table 13 _ Change in distributable reserves	Euro million

2009
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	529.8
Other (2)	50.6
Distributable reserves (final balance)	844.7
Change in distributable reserves in the period	76.7
Change in distributable reserves in the period (%)	10.0%

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives. (2) This caption includes a gain of Euro 56.3 million related to a corporate restructuring of certain subsidiaries.

Consolidated Statement of Financial Position

As at 31 December 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 3,136 million. The assets denominated in Brazilian Reais in the consolidated statement of PT’s financial position, as at 31 December 2009, amounted to Euro 6,432 million, equivalent to 43.4% of total assets.

The increase in total assets in 2009 is mainly explained by the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the increase in gross debt, which was partially offset by the decrease in post retirement benefit obligations.

Table 14 _ Consolidated statement of financial position (1)	Euro million

	31 December 2009	31 December 2008
Cash and equivalents	1,518.0	1,124.6
Accounts receivable, net	1,538.4	1,393.7
Inventories, net	239.9	297.4
Financial investments	614.1	634.3
Intangible assets, net	4,046.7	3,463.0
Tangible assets, net	4,862.2	4,637.8
Accrued post retirement asset	67.6	1.6
Other assets	783.7	973.1
Deferred tax assets and prepaid expenses	1,160.7	1,188.8
Total assets	14,831.2	13,714.4
Accounts payable	1,338.6	1,373.6
Gross debt	7,046.0	6,695.9
Accrued post retirement liability	1,558.3	1,836.9
Other liabilities	1,597.2	1,777.4
Deferred tax liabilities and deferred income	906.3	834.5
Total liabilities	12,446.4	12,518.2
Equity before minority interests	1,317.5	232.0
Minority interests	1,067.3	964.2
Total shareholders’ equity	2,384.8	1,196.2
Total liabilities and shareholders’ equity	14,831.2	13,714.4

(1) Considering a Euro/Real exchange rate of 2.5113 at year-end 2009 and 3.2436 at year-end 2008.

03 Operational Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 3.4% y.o.y in 4Q09 as a result of lower equipment sales at TMN (Euro 13 million) and lower MTRs, which negatively impacted in the amount of 5.4 Euro million, notwithstanding the strong performance of wireline retail revenues.

Wireline revenues increased by 1.3% y.o.y in 4Q09 as a result of the robust performance in retail revenues, which were up by 3.9% y.o.y despite continued pricing pressure in the corporate and SME / SOHO segments and decline in directories, due to the challenging economic conditions. The improvement in retail revenues is explained by the strong take-up of the Meo pay-TV service, post paid broadband and also decelerating line loss. Retail revenue generating units (RGUs) increased by 109 thousand in 4Q09 and 325 thousand in 2009. The continued success of the Meo pay-TV offer is underpinning the performance of the wireline segment even though it was only launched on a nationwide basis in April 2008 and is yet to reach critical mass.

As for wireless, service revenues fell by 4.7% y.o.y in 4Q09, as a result of adverse economic conditions, notwithstanding post paid customer growth and higher contribution from data services. As a result of the impact of lower customer revenues, MTR cuts and lower roaming revenues and equipment sales, TMN’s operating revenues declined by 7.0% y.o.y in 4Q09.

Table 15 _ Domestic operations income statement (1)	Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Operating revenues	846.7	876.3	(3.4)%		3,320.9	3,386.6	(1.9)%
Wireline	501.4	495.1	1.3%		1,947.8	1,931.4	0.8%
Domestic mobile • TMN	382.8	411.6	(7.0)%		1,517.8	1,593.6	(4.8)%
Other and eliminations	(37.5)	(30.4)	23.5%		(144.7)	(138.4)	4.6%
EBITDA (2)	360.5	373.6	(3.5)%		1,467.5	1,563.1	(6.1)%
Post retirement benefits	22.4	12.0	86.2%		89.6	44.8	100.3%
Depreciation and amortisation	212.9	168.2	26.6%		675.0	611.4	10.4%
Income from operations (3)	125.1	193.4	(35.3)%		702.9	907.0	(22.5)%
EBITDA margin	42.6%	42.6%	(0.1	)pp	44.2%	46.2%	(2.0	)pp
Capex (4)	299.6	300.3	(0.2)%		770.8	661.2	16.6%
Capex as % of revenues	35.4%	34.3%	1.1	pp	23.2%	19.5%	3.7	pp
EBITDA minus Capex	60.9	73.3	(17.0)%		696.7	901.9	(22.8)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 3.5% y.o.y in 4Q09 to Euro 360 million, equivalent to a margin of 42.6%. This improved performance compared to the previous quarters was achieved against a backdrop of: (1) strong growth in pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV and wireless broadband; (3) lower MTRs, and (4) the halting of the redundancy programme in favour of insourcing. The rate of EBITDA decline, notwithstanding the halting of the redundancy programme, in the wireline business has been improving. In 4Q09, TMN’s EBITDA increased 1.5% y.o.y and the margin reached 43.6% (+3.6pp y.o.y) due to strict cost control.

Wireline

In 4Q09, ARPU increased by 4.8% y.o.y to Euro 30.4, as a result of higher penetration of both TV and ADSL and gross profit increased by 0.4% y.o.y despite strong growth in retail net additions.

In 4Q09 retail net additions reached 109 thousand, as a result of the significant growth of the pay-TV service, which accounted for 76 thousand net additions, bringing the total pay-TV customers to 581 thousand and showing a sequential acceleration in net additions. ADSL net additions in the quarter reached 50 thousand, the best performance since 2Q05, with post paid net additions of 51 thousand. Traffic generating lines declined by seven thousand. In the quarter, net disconnections of voice lines were only 17 thousand including the nine thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year, which saw 31 thousand net disconnections, thus consolidating the improvement in key operational performance indicators seen in 2009. Pay-TV customer penetration stands at 22.2% of traffic-generating lines and 67.4% of the ADSL customer base, a solid performance considering that the pay-TV service was launched, on a nationwide basis only in April 2008.

Table 16_Wireline Operating data

	4Q09	4Q08	y.o.y	2009	2008	y.o.y
Main accesses (‘000)	4,587	4,298	6.7%	4,587	4,298	6.7%
Retail accesses	4,189	3,864	8.4%	4,189	3,864	8.4%
PSTN/ISDN	2,746	2,843	(3.4)%	2,746	2,843	(3.4)%
Traffic-generating lines	2,612	2,668	(2.1)%	2,612	2,668	(2.1)%
Carrier pre-selection	134	174	(23.2)%	134	174	(23.2)%
ADSL retail	862	710	21.5%	862	710	21.5%
TV customers	581	312	86.2%	581	312	86.2%
Wholesale accesses	398	434	(8.3)%	398	434	(8.3)%
Unbundled local loops	281	305	(8.1)%	281	305	(8.1)%
Wholesale line rental	63	76	(16.2)%	63	76	(16.2)%
ADSL wholesale	54	53	2.0%	54	53	2.0%
Net additions (‘000)	93	75	24.1%	289	132	118.9%
Retail accesses	109	100	8.5%	325	191	70.2%
PSTN/ISDN	(17)	(31)	(45.7)%	(96)	(173)	(44.4)%
Traffic-generating lines	(7)	(21)	(64.0)%	(56)	(110)	(49.1)%
Carrier pre-selection	(9)	(10)	(7.6)%	(40)	(63)	(36.2)%
ADSL retail	50	31	63.0%	152	73	108.9%
TV customers	76	101	(24.6)%	269	291	(7.7)%
Wholesale accesses	(16)	(25)	(37.9)%	(36)	(59)	(39.0)%
Unbundled local loops	(16)	(13)	22.6%	(25)	14	n.m.
Wholesale line rental	1	(10)	n.m.	(12)	(65)	(81.0)%
ADSL wholesale	(1)	(2)	(72.3)%	1	(8)	n.m.
Retail RGU per access (1)	1.53	1.36	12.2%	1.53	1.36	12.2%
ARPU (Euro)	30.4	29.1	4.8%	30.1	29.2	3.1%
Total traffic (million minutes)	2,826	2,991	(5.5)%	11,225	11,888	(5.6)%
Retail traffic	1,201	1,241	(3.2)%	4,713	4,990	(5.5)%
Wholesale traffic	1,625	1,750	(7.2)%	6,512	6,898	(5.6)%
Employees	6,450	6,183	4.3%	6,450	6,183	4.3%

(1) Retail accesses per PSTN/ISDN line.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.53 in 4Q09, as compared to 1.48 in 3Q09 and 1.36 in 4Q08.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 25 thousand in 4Q09, reflecting a decrease in carrier pre-selection (-nine thousand) and unbundled local loop lines (-16 thousand).

Meo has further reinforced its position as the most innovative pay-TV offer in the Portuguese market by launching various features to differentiate its offer, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,000 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide accessible remotely through the internet and the mobile phone; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone; (5) gaming, karaoke and several interactive content and service areas; (6) access to personal photo folders, and (7) customised offers for kids, continuously enhanced with new contents. In addition, PT has also launched Meo@PC, allowing customers to have online access to Meo’s pay-TV service through the PC, strengthening the mobility and convergence attributes of Meo and further enhancing its differentiation in the pay-TV market.

Meo provides access to a comprehensive content offering, with more than 120 TV channels and over 2,000 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VoD on a paid basis (+11.2pp, as compared to 4Q08), consuming on average 2.5 movies per month. In 4Q09, as part of the Christmas campaign and focusing on increasing VoD usage, PT launched a Gift Voucher with a cover pricing of Euro 20 to use in VoD at a Euro 15 price. PT has been continuously strengthening its Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 1 January 2010, PT launched the FOX Life channel, available through IPTV and Satellite, as announced on 15 October. On 18 December 2009, PT also reinforced its offer to the youth segment, launching an exclusive new channel dedicated to teenagers, SIC K, in a partnership with free-to-air channel SIC. Additionally, in December 2009, PT also reinforced its VoD offer with exclusive Portuguese musical theatre content.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, in 4Q09, proved ad recall stood above 60% and spontaneous ad recall was above 45%, well ahead of any other competing brands in the sector. In October 2009, Meo was considered by Marketeer, a specialised marketing magazine, as the 2009 top brand for telecommunications. In 2009, the Meo brand was top of mind of all brands in Portugal.

In 4Q09, wireline operating revenues increased by 1.3% y.o.y to Euro 501 million, notwithstanding increased pricing pressure in the corporate and SME / SOHO segments and the decline in directories (-11.0% y.o.y) and equipment sales (-5.2% y.o.y). Despite the continued pressure on the traditional voice business, revenues of pay-TV and ADSL retail have been increasing (+44.6% y.o.y) in line with the stated strategy of addressing the residential market by offering triple-play and double-play services.

Retail revenues increased by 3.9% y.o.y in 4Q09, to Euro 244 million, underpinned by growth in retail RGUs of 109 thousand, namely pay-TV customers (+76 thousand net additions in the quarter), high quality broadband customers (+51 thousand post paid net adds) and resilience of traffic generating lines, which decreased only by 7 thousand in the quarter. The growth in number of RGUs per customer contributed to the increase in retail ARPU of 4.8% y.o.y, which reached Euro 30.4. The performance of retail revenues, which increased for the fourth consecutive quarter, shows a continued sequential acceleration, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Table 17_Wireline income statement (1)	Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Operating revenues	501.4	495.1	1.3%		1,947.8	1,931.4	0.8%
Retail	243.9	234.6	3.9%		971.0	953.5	1.8%
Wholesale	125.6	122.8	2.3%		495.4	488.5	1.4%
Data & corporate	80.0	78.8	1.5%		300.7	286.5	5.0%
Other wireline revenues	52.0	58.9	(11.8)%		180.6	203.0	(11.0)%
Operating costs, excluding D&A	306.2	284.8	7.5%		1,148.2	1,044.3	9.9%
Wages and salaries	60.5	58.4	3.7%		233.3	226.7	2.9%
Direct costs	106.8	111.7	(4.3)%		409.0	390.9	4.6%
Commercial costs	37.3	28.2	32.3%		118.0	112.5	4.8%
Other operating costs	101.5	86.6	17.2%		387.9	314.1	23.5%
EBITDA (2)	195.2	210.3	(7.2)%		799.6	887.1	(9.9)%
Post retirement benefits	22.4	12.0	86.5%		89.6	44.7	100.5%
Depreciation and amortisation	139.4	107.0	30.3%		434.7	365.7	18.9%
Income from operations (3)	33.5	91.3	(63.4)%		275.4	476.7	(42.2)%
EBITDA margin	38.9%	42.5%	(3.5	)pp	41.1%	45.9%	(4.9	)pp
Capex	207.4	175.7	18.1%		565.4	402.8	40.4%
Capex as % of revenues	41.4%	35.5%	5.9	pp	29.0%	20.9%	8.2	pp
EBITDA minus Capex	(12.2)	34.6	n.m.		234.2	484.3	(51.6)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues increased by 2.3% y.o.y in 4Q09 to Euro 126 million, as a result of the increase in leased lines (+26.0% y.o.y) which more than offset the decline in traffic revenues (-22.3% y.o.y), which were negatively impacted by lower MTRs.

Revenues from data and corporate services increased by 1.5% y.o.y in 4Q09 as a result of the strong increase in revenues from network management, outsourcing and IT (36.6% y.o.y), which more than offset the decrease in revenues from VPN and leased lines (-11.8% y.o.y). This performance was achieved notwithstanding some lumpiness in relation to the execution of certain large contracts and pricing pressure.

Other revenues decreased by 11.8% y.o.y in 4Q09, as a result of the decline in directories, which decreased by 11.0% y.o.y, and equipment sales, which decreased by 5.2% y.o.y, as commercial activities in the quarter continued to focus on the marketing of triple-play and pay-TV services, based on rented set-top boxes.

EBITDA declined by 7.2% y.o.y in 4Q09, showing sequential improvement in the trend seen in 1Q09 (-11.0% y.o.y), 2Q09 (-11.2% y.o.y) and 3Q09 (-9.9% y.o.y). Operating expenses grew by 7.5% y.o.y in 4Q09, primarily driven by the increase in other operating expenses (+17.2% y.o.y), namely customer care and support costs in connection with the continued growth of pay-TV customers. In 4Q09, wages and salaries increased by 3.7% y.o.y to Euro 61 million as a result of: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced, thus reducing cash costs. Commercial costs, which increased by 32.3% y.o.y to Euro 37 million, reflect the increase in cost of goods sold. Direct costs decreased by 4.3% y.o.y to Euro 107 million due to a decline in traffic costs (-24.4% y.o.y), notwithstanding higher programming costs.

In 4Q09, gross profit increased by +0.4% y.o.y, the best performance in the last nineteen quarters, accelerating the trend seen in 3Q09 (-0.1% y.o.y) and thus confirming the success of Meo as the key driver for an effective turnaround in the wireline business. EBITDA margin stood at 38.9% in 4Q09.

Capex increased from Euro 176 million in 4Q08 to Euro 207 million in 4Q09. Capex was directed mainly towards investments in: (1) the build out of FTTH network, which allows for increased bandwidth for both residential and corporate customers, and (2) roll out of IPTV services, as a result of the growth in pay-TV customers, which account for approximately one third of total wireline capex. At the end of 2009, PT had 965 thousand homes, under construction or available, with fibre to the home.

Domestic Mobile

In 4Q09, TMN’s total customers increased by 4.6% y.o.y to 7,252 thousand. Quarterly net additions reached 180 thousand, which compares to 104 thousand in 3Q09. Customer growth at TMN continued to be underpinned by wireless broadand net additions. At the end of 4Q09, post paid customers accounted for 30.8% of total customer base, up by 2.9pp y.o.y.

Table 18 _ Domestic mobile operating data (1)

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Customers (‘000)	7,252	6,933	4.6%		7,252	6,933	4.6%
Net additions (‘000)	180	212	(15.1)%		319	680	(53.1)%
Total traffic (million minutes)	2,595	2,316	12.0%		9,848	9,047	8.9%
MOU (minutes)	121	113	7.1%		117	115	1.8%
ARPU (Euro)	15.9	17.5	(8.8)%		16.2	18.1	(10.6)%
Customer	13.8	14.9	(6.9)%		14.0	14.9	(5.8)%
Interconnection	1.8	2.3	(20.8)%		1.9	2.9	(34.7)%
Data as % of service revenues (%)	23.7	22.9	0.8	pp	23.1	20.4	2.6	pp
SARC (Euro)	36.7	43.3	(15.1)%		36.0	38.0	(5.3)%
Employees	1,004	1,082	(7.2)%		1,004	1,082	(7.2)%

(1) Includes MVNO subscribers.

In 2009, TMN invested significantly in the differentiation of its portfolio of handsets and services offered. TMN makes available to its customers data and value added services such as: (1) “internetnotelemóvel”, an internet access service and an innovative portal, developed exclusively for TMN, enabling internet access on mobile phones in any place and at any time with prices starting at Euro 5 per month; (2) “musicbox”, the first unlimited music download service for both mobile handsets and PC’s with prices starting at Euro 1.99 per week; (3) “meo mobile”, a mobile TV service, made available through the Meo brand, available everywhere with access to 38 channels including live content with prices starting at Euro 0.91 per day; (4) “App Store”, a mobile application store with hundreds of applications, both free and paid, and with a wide range of areas of interest, namely sports, news, travel, etc; (5) “pond”, an online aggregator of media and social networking applications with three main areas: user generated content like photos and videos in a partnership with PT’s Sapo web portal, Flickr, Picasa, Youtube; social networking, namely Facebook, and  blogging, through

Twitter, Sapo Blogs and Blogger, and (6) MMS Face Fun, an exclusive and innovative service that allows customers to transform their pictures by merging it with another picture.

In addition, TMN also has a wide portfolio of handsets, which is continuously updated in order to support its innovative service offering and underpin TMN’s differentiation in the market. In 2Q09, TMN launched Blue belt, the first smartphone using TMN’s brand, a high-end equipment with 3.5G technology for mobile broadband with speeds up to 7.2 Mbps, e-mail in real time, camera with 3.2 Mpx and auto focus, flash and zoom, video camera, MP3 player, Windows Live Messenger, Meo Mobile application and a direct access to content. In 3Q09, TMN launched HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in mobile broadband and interactive services and content. TMN has continued to lead the development of the smartphone market in Portugal, through the world premier of Microsoft’s Windows Phone, based on the Windows Mobile 6.5 platform, which allows a new and integrated management of applications, tasks, mails and messages and GPS navigation. This operating system was made available in various phones: tmn bluebelt, tmn silverbelt, Samsung Omnia II i8000 and Samsung Lite B7300. In 4Q09, TMN, maintaining a strong innovation pace, launched, in association with SonyEricsson, the AINO model, which allows remote access to the PlayStation 3, which can be acquired alone or in a package including one PlayStation 3 and a game.

TMN is focused on increasing the penetration as well as the usage of smartphones, not only by launching own-brand terminals at lower prices but also making smartphones available with pre paid tariff plans. As part of this effort, in 4Q09, TMN started to market the BlackBerry Curve 8520 with a pre paid tariff plan and its Christmas campaign was focused on the promotion of smartphones and touch-screen phones.

In 4Q09, TMN continued to invest in the differentiation and awareness of its brand. In October 2009, TMN launched an innovative marketing campaign to celebrate the achievement of the important milestone of 7 million customers. Also in October, in order to address the youth market, TMN sponsored the ninth round of the surf championship, the ASP World Tour 2009, which took place for the first time in Portugal. As a result of a continued investment, TMN is the best well known mobile brand and the second in terms of top of mind of all brands in Portugal, only behind PT’s Meo brand.

Non-SMS and valued added data services continued to contribute to top line growth, increasing by 14.2% in 4Q09 (27.3% y.o.y in 2009). In 2009, non-SMS and value added data services accounted for 59.0% of total data revenues, up by 9.0pp y.o.y. This growth in non-SMS data continued to be driven by the steady performance of wireless broadband and increasing data usage, particularly of smartphones and other data-enabled phones. In the quarter, total data revenues accounted for 23.7% of service revenues, increasing by 0.8pp over the same period last year.

TMN’s ARPU decreased by 8.8% y.o.y in 4Q09 to Euro 15.9, as a result of: (1) strong subscriber growth; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, interconnection ARPU declined by 20.8% y.o.y. In 4Q09, total traffic increased by 12.0% y.o.y to 2,595 million minutes, showing an acceleration when compared with previous quarters and driven mainly by outgoing traffic, which increased by 15.4%. Growth in customer base (+4.6%, EoP) coupled with an increased penetration of on-net flat-fee tariff plans underpinned traffic growth in the period, with MOU up by 7.1% y.o.y in the quarter, despite growth in data cards.

In 4Q09, TMN’s operating revenues amounted to Euro 383 million, a decrease of 7.0% y.o.y (- Euro 29 million), mainly due to the 24.6% y.o.y decline in equipment sales (- Euro 13 million) and the negative impact of Euro 5 million as a result of lower MTRs. Service revenues decreased in the quarter by 4.7% y.o.y (- Euro 17 million) due to: (1) the decrease in interconnection revenues (-17.2% y.o.y), which resulted mainly from the regulated cuts in MTRs; (2) a 2.6% decline in customer revenues, against a backdrop of adverse economic conditions and also lower ARPM (-14.9% yoy), and (3) the decline in roamers revenues of 10.2%.

Customer revenues declined by 2.6% y.o.y to Euro 296 million (- Euro 8 million), primarily due to (1) the decline in roaming-out revenues (- Euro 4 million) as a result of the adverse economic conditions affecting the corporate and SME/SOHO segments, and (2) the decline in national traffic revenues (- Euro 4 million) due to economic and competitive pressures in voice services and despite continued customer growth. Interconnection revenues declined by 17.2% y.o.y in 4Q09 to Euro 40 million (- Euro 8 million), as a result of the decline in MTRs from Euro 7.5 cents per minute in 4Q08 to Euro 6.5 cents in 4Q09. TMN has fully implemented the glide path imposed by the Regulator as from 1 April 2009. Equipment sales declined by 24.6% y.o.y (- Euro 13 million) primarily due to lower handset prices.

Table 19 _ Domestic mobile income statement (1)	Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Operating revenues	382.8	411.6	(7.0)%		1,517.8	1,593.6	(4.8)%
Services rendered	340.4	357.2	(4.7)%		1,360.0	1,424.9	(4.6)%
Customer	295.8	303.8	(2.6)%		1,173.4	1,167.3	0.5%
Interconnection	39.5	47.7	(17.2)%		161.0	231.2	(30.3)%
Roamers	5.1	5.7	(10.2)%		25.5	26.4	(3.5)%
Sales	39.4	52.2	(24.6)%		144.1	159.4	(9.6)%
Other operating revenues	3.1	2.2	38.2%		13.7	9.3	47.3%
Operating costs, excluding D&A	216.1	247.2	(12.6)%		843.7	911.7	(7.5)%
Wages and salaries	10.9	12.3	(11.4)%		48.3	51.9	(6.8)%
Direct costs	63.6	63.6	(0.1)%		259.4	279.3	(7.1)%
Commercial costs	75.5	100.4	(24.8)%		276.6	323.9	(14.6)%
Other operating costs	66.1	71.0	(6.9)%		259.3	256.6	1.0%
EBITDA (2)	166.7	164.3	1.5%		674.1	681.9	(1.1)%
Depreciation and amortisation	63.6	59.5	6.8%		220.9	231.7	(4.6)%
Income from operations (3)	103.2	104.8	(1.6)%		453.2	450.2	0.7%
EBITDA margin	43.6%	39.9%	3.6	pp	44.4%	42.8%	1.6	pp
Capex (4)	73.9	117.3	(37.0)%		180.1	244.6	(26.4)%
Capex as % of revenues	19.3%	28.5%	(9.2	)pp	11.9%	15.3%	(3.5	)pp
EBITDA minus Capex	92.8	47.0	97.4%		494.1	437.3	13.0%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA increased by 1.5% y.o.y to Euro 167 million in 4Q09, despite the decline in MTRs, which had a negative impact of Euro 1.5 million in the quarter. Adjusting for this negative effect, EBITDA would have increased by 2.4% y.o.y. Operating expenses, excluding D&A, decreased by 12.6% y.o.y in 4Q09 to Euro 216 million, on the back of strict cost discipline: (1) wages and salaries decreased by 11.4% y.o.y in 4Q09, reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration; (2) other operating expenses declined by 6.9% y.o.y to Euro 66 million, as the streamlining of operational structures and strict cost control more than offset the increase in costs associated with customer support, and (3) commercial costs declined by 24.8% y.o.y to Euro 75 million, as a result of the continued focus on reducing the breadth of TMN’s handset portfolio and increasing the number of exclusive handsets and also lower SARC. Unitary SARC, which includes marketing, handset subsidies and commissions, declined 15.1% y.o.y in 4Q09. EBITDA margin stood at 43.6% in 4Q09, increasing by 3.6pp when compared to 39.9% in 4Q08. Direct costs, which mainly include costs of telecommunications, were flat at Euro 64 million as the impact of the declining termination rates was offset by higher costs associated to the provision of data services.

Capex decreased by 37.0% y.o.y in 4Q09 to Euro 74 million, while capex in 2009 declined by 26.4% to Euro 180 million. The decrease in TMN’s capex in 2009 is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in an improved quality of TMN’s voice and data networks and services. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. As a result of the strict cost and capex control, EBITDA minus capex at TMN increased by 97.4% to Euro 93 million in 4Q09 and by 13.0% to Euro 494 million in 2009.

International Businesses

Brazilian Mobile

In 4Q09, Vivo’s customer base increased by 15.1% y.o.y to 51,744 thousand, surpassing the 50 million customer mark during December. GSM and 3G accounted for 43,504 thousand customers at the end of December 2009, equivalent to 84.1% of total customers (+14.9pp y.o.y). Quaterly net additions reached 2,897 thousand, equivalent to a growth of 8.6% y.o.y. The solid increase in net additions allowed Vivo to post a 37.0% market share of net additions in the quarter, well ahead of any competitor, thus reinforcing its leadership, for the second consecutive quarter. Vivo also reinforced its leadership in the postpaid segment with a 32.2% market share. This performance was underpinned by: (1) the most comprehensive and differentiated offer, namely related to post paid plans and handsets; (2) strong marketing campaigns, namely during Christmas, aimed at increasing usage and on retaining and maintaining Vivo’s customer base, and (3) the leadership in quality and 3G coverage. In November 2009, to enhance the postpaid offer Vivo launched a new pricing plan, Vivo Você, which includes more services and has been very successful in terms of take up rates. As a result of its quality and balanced offer, Vivo is the operator that has gained more customers from number portability since it was implemented in Brazil.

Total minutes carried by Vivo increased by 61.2% y.o.y in 4Q09, on the back of on-net traffic growth, as a result of the success of recent marketing campaigns focused on promoting usage. Against a backdrop of strong usage growth, incoming traffic remained flat as a result of accelerated fixed to mobile migration. Vivo’s blended MOU has increased by 39.8% y.o.y in 4Q09 reaching 119 minutes, underpinned by outgoing MOU (+69.6% y.o.y).

Vivo’s blended ARPU reached R$ 26.1 in 4Q09, a decrease of 10.4% y.o.y as a result of customer growth, higher penetration of mobile services in the lower income segments and campaigns aimed at stimulating usage. Customer ARPU declined by 7.2% y.o.y to R$ 16.0 due to promotions and bonuses offered against a backdrop of competitive environment and multiple SIM card penetration. Interconnection ARPU declined by

14.7% y.o.y as a result of fixed to mobile migration. ARPU was positively impacted by data ARPU growth, which was driven by connectivity and data applications.

Table 20 _ Brazilian mobile operating data (1)

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Customers (‘000)	51,744	44,945	15.1%		51,744	44,945	15.1%
Market share (%)	29.7	29.8	(0.1	)pp	29.7	29.8	(0.1	)pp
Net additions (‘000)	2,897	2,668	8.6%		6,799	7,475	(9.0)%
Total traffic (million minutes)	17,858	11,078	61.2%		52,106	40,843	27.6%
MOU (minutes)	119	85	39.8%		92	86	6.3%
ARPU (R$)	26.1	29.1	(10.4)%		26.4	29.2	(9.5)%
Customer	16.0	17.2	(7.2)%		15.9	16.8	(5.8)%
Interconnection	9.9	11.6	(14.7)%		10.3	12.1	(14.8)%
Data as % of service revenues (%)	16.0	10.0	5.9	pp	13.6	10.2	3.4	pp
SARC (R$)	54.2	74.1	(26.8)%		75.6	82.5	(8.4)%
Employees	10,598	8,386	26.4%		10,598	8,386	26.4%

(1) Operating data calculated using Brazilian GAAP.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 0.6% y.o.y in 4Q09 to R$ 4,544 million, as a result of growth in service revenues (+3.1% y.o.y) underpinned by strong growth in data services, driven primarily by wireless broadband. Data revenues increased by 64.8% y.o.y in 4Q09 and already account for 16.0% (+5.9pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to strong customer growth, which increased by 58% y.o.y in 4Q09, bringing the total number of users to more than 12.7 million, and (2) the increase in the usage of person-to-person SMS / MMS, as a result of higher recharges with services and activations of post paid plans with data benefits. Service revenues were negatively impacted by the deceleration in interconnection revenues due to promotions focusing on on-net traffic campaigns, which in turn led to a reduction in incoming traffic and substitution of fixed-to-mobile traffic. Equipment sales declined by 16.8% y.o.y in 4Q09 to R$ 384 million as a result of an increased focus on SIM Card only offers.

Table 21 _ Brazilian mobile income statement (1)	R $ million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Operating revenues	4,543.8	4,517.4	0.6%		17,368.6	16,225.6	7.0%
Services rendered	4,069.0	3,944.9	3.1%		15,680.6	14,280.5	9.8%
Sales	383.8	461.2	(16.8)%		1,299.2	1,568.5	(17.2)%
Other operating revenues	91.1	111.3	(18.2)%		388.8	376.6	3.3%
Operating costs, excluding D&A	3,148.1	3,153.1	(0.2)%		12,125.9	11,774.0	3.0%
Wages and salaries	250.1	212.0	18.0%		890.9	770.6	15.6%
Direct costs	887.4	833.3	6.5%		3,395.3	3,028.1	12.1%
Commercial costs	1,028.7	1,199.3	(14.2)%		3,994.3	4,252.4	(6.1)%
Other operating costs	982.0	908.5	8.1%		3,845.4	3,722.9	3.3%
EBITDA (2)	1,395.7	1,364.2	2.3%		5,242.7	4,451.6	17.8%
Depreciation and amortisation	1,008.1	898.2	12.2%		3,981.4	3,320.1	19.9%
Income from operations (3)	387.6	466.1	(16.8)%		1,261.4	1,131.5	11.5%
EBITDA margin	30.7%	30.2%	0.5	pp	30.2%	27.4%	2.7	pp
Capex (4)	670.4	1,221.9	(45.1)%		2,329.5	2,728.8	(14.6)%
Capex as % of revenues	14.8%	27.0%	(12.3	)pp	13.4%	16.8%	(3.4	)pp
EBITDA minus Capex	725.3	142.3	n.m.		2,913.2	1,722.9	69.1%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

EBITDA increased by 2.3% y.o.y to R$ 1,396 million in 4Q09, on the back of service revenue growth and cost control. Commercial costs decreased by 14.2% y.o.y, while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 26.8% y.o.y in 4Q09. This performance of commercial costs is explained by: (1) the decline in subsidisation due to higher take-up of GSM handsets and SIM card only offers; (2) the decline in cost of products sold, impacted by the appreciation of the Real, and (3) the focus on retaining Vivo’s best customers and up-selling of services aimed at increasing the share of wallet. Against a backdrop of intensive competition and aggressive campaigns, EBITDA margin increased in 4Q09 by 0.5pp to 30.7%.

Capex decreased by 45.1% y.o.y to R$ 670 million in 4Q09 and was primarily directed towards: (1) increasing network capacity to support the accelerated customer growth experienced by Vivo, namely in 2G network; (2) expanding coverage of 3G and 3.5G networks; (3) improving network quality to continue to be the most reliable and best quality network in Brazil, and (4) investments in customer care and informations systems. At the end of December, the 3G network covered 579 municipalities, reaching more than 60% of total Brazilian population.

Other International Assets

In 2009, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues and EBITDA contribution by 23.0% to Euro 513 million and by 31.2% to Euro 221 million respectively. This performance was achieved on the back of strong customer growth and profitability underpinned by cost control.

Table 22 _ Proportional income statement of other international assets (1)	Euro million

	4Q09	4Q08	y.o.y		2009	2008	y.o.y
Operating revenues	134.2	114.1	17.7%		512.9	416.9	23.0%
EBITDA (2)	55.5	48.1	15.3%		221.5	168.8	31.2%
Depreciation and amortisation	11.8	8.7	36.4%		43.3	32.3	34.3%
Income from operations (3)	43.7	39.5	10.7%		178.2	136.5	30.5%
EBITDA margin	41.4%	42.2%	(0.8	)pp	43.2%	40.5%	2.7	pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Vivo and Médi Telecom, which has been disposal of. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 23 _ Highlights of main assets in Africa and Asia (2009) (1)	thousand (customers), million (financials)

			Rev.		EBITDA				EBITDA
	Stake	Customers	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2)(4)	25.00%	5,700	1,562	23.0%	1,030	33.7%	65.9%	1,120	738
MTC, Namibia (3)(4)	34.00%	1,363	1,444	10.8%	772	21.1%	53.5%	124	66
CVT, Cape Verde (3)(4)	40.00%	374	7,775	(3.5)%	4,561	(6.8)%	58.7%	71	41
CTM , Macao (2)	28.00%	833	2,439	(0.1)%	1,133	4.2%	46.5%	219	102
CST, S.Tomé & Principe (3)(4)	51.00%	89	269,216	36.9%	75,119	14.3%	27.9%	12	3
Timor Telecom, East Timor (3)	41.12%	355	49	26.3%	25	21.2%	51.4%	35	18

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2009, Unitel’s revenues and EBITDA increased by 23.0% and 33.7% y.o.y, to USD 1,562 million and USD 1,030 million, respectively, underpinned by strong and steady customer growth, notwithstanding the devaluation of Kwanza, which was more pronounced in 4Q09. Net additions totalled 1,128 thousand in 2009, with total customer base reaching 5,700 thousand at the end of December 2009, an increase of 24.7% over the same period of last year. In 2009, ARPU totalled USD 25.0, a decrease of 5.7% over the same period of last year, mainly due to the kwanza devaluation.

In 2009, MTC’s revenues and EBITDA increased by 10.8% and 21.1% y.o.y, respectively. EBITDA margin increased to 53.5% in 2009. The customer base reached 1,363 thousand at the end of December 2009, an increase of 26.5% over the same period of last year, with net additions reaching 285 thousand. Post paid customers increased by 13.3% y.o.y, equivalent to 7.0% of total customer base. ARPU totalled NAD 95.3, a decrease of 16.9% y.o.y, as a result of customer growth in the period.

CVT’s revenues decreased by 3.5% y.o.y to CVE 7,775 million, while EBITDA decreased by 6.8% y.o.y to CVE 4,561 million in 2009. EBITDA margin stood at 58.7% in 2009. Mobile customers increased by 15.2% to 291 thousand. ARPU totalled CVE 1.369 decreasing 32.2% y.o.y, as a result of customer growth and lower roaming revenues.

CTM’s revenues decreased by 0.1% y.o.y to MOP 2,439 million in 2009, benefiting from an improved trend against a backdrop of economic recovery in 4Q09. EBITDA increased by 4.2% to MOP 1,133 million, with strong cost control more than offsetting economic pressure over revenues. EBITDA margin increased to 46.5% in 2009. In the mobile division, customers increased by 19.5% y.o.y reaching 525 thousand at the end of December 2009. In 2009, CTM’s mobile ARPU decreased by 26.0% to MOP 104.3, as a result of customer growth in the period.

In 2009, CST’s revenues and EBITDA increased by 36.9% y.o.y to STD 269.2 billion and by 14.3% y.o.y to STD 75.1 billion, respectively. EBITDA margin stood at 27.9%. In the mobile division, CST had 81 thousand customers at the end of December 2009, an increase of 59.9% y.o.y. Mobile ARPU totalled STD 208 in 2009, a decrease of 21.3% over the same period of last year.

In 2009, Timor Telecom’s revenues and EBITDA increased by 26.3% and 21.2% y.o.y, to USD 49 million and USD 25 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 51.4%. Timor Telecom’s mobile net additions reached 226 thousand, bringing the total customer base to 351 thousand at the end of December 2009, an increase of 180.7% y.o.y. This significant customer growth was achieved as a consequence of the launch of new commercial offers and investment in coverage. Mobile ARPU totalled USD 17.9 in 2009, a decrease of 31.2% over the same period of last year, as a result of the strong customer growth in the period.

04

Changes in Accounting Policies

On 1 January 2009, PT adopted IFRIC 13 – Customer Loyalty Programmes as required by the IASB and EU. According to this rule, expenses incurred with customer loyalty programmes should be recorded as a deduction to revenues and should be measured at fair value.

According to the transitional provisions of IAS 8 and IFRIC 13, financial statements for 2008 were adjusted retrospectively.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 4 March 2010

Time: 16:00 (Portugal/UK), 17:00 (CET),

11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 8261

US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415

(Account Number: 3082, Conference ID: 343635)

US and Canada callers: 877 660 6853

(Account Number: 3082, Conference ID: 343635)

Contacts

Luís Pacheco de Melo

Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.